Exhibit 99.1

TurboGen Announces New Agreement with Leading Engineering and Manufacturing Company for Serial Development and Manufacturing of Its 20kW Systems for the Defense and Civilian Markets

Agreement with EU-based manufacturer expands TurboGen’s defense and civilian markets and features an initial five-year term with automatic renewals to support ongoing commercial production

PETAH TIKVA, Israel, Oct. 05, 2026 (GLOBE NEWSWIRE) -- TurboGen Ltd. (NASDAQ:TRBG) (TASE:TURB) (“TurboGen” or the “Company”), a developer of combined heat and power systems based on multifuel microturbines, today announces it has entered into a long-term agreement (“LTA”) with an engineering and manufacturing provider for the serial development and production of the Company’s proprietary 20kW systems.

“This milestone collaboration marks the transition from prototype development to serial production with a tier-one, EU-based global design and manufacturer. Upon completion of the development phase, we anticipate readiness for commercialization of our compact 20kW systems.” stated Yaron Gilboa, TurboGen’s Chief Executive Officer. “This LTA also aims to support product sales for defense as well as civilian projects and sales. This LTA further demonstrates TurboGen’s dedication toward rapid advancement into serial production and revenue generation.”

The initial period of the LTA will be five years, with automatic annual renewals designed to support ongoing commercial production and demand.

About TurboGen

Founded in response to technologically address the threat of climate change and the lack of grid capacity, TurboGen Ltd. (NASDAQ:TRBG) (TASE:TURB) develops combined heat and power systems based on multifuel microturbines. These microturbines are used for local electricity, energy, and heat production. To learn more, please visit: https://turbogenchp.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, TurboGen is using forward looking statements in this press release when it discusses: its transition from prototype development to serial production; commercialization of its compact 20kW systems; and its dedication towards rapid advancement into serial production and revenue generation. Because such statements deal with future events and are based on TurboGen’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of TurboGen could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, many of which are beyond the control of the Company, including those set forth in the Risk Factors section of the Company’s Registration Statement on Form F-1 filed with the Securities and Exchange Commission (the “SEC”) on March 12, 2026, as amended, which is available on the SEC’s website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

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